UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 14, 2015

Commission File Number 001-35001

AVALON RARE METALS INC.
(Translation of registrant’s name into English)

130 Adelaide Street West
Suite #1901
Toronto, Ontario M5H 3P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  [X]                                         Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

Exhibits 99.1 to 99.7 included with this report on Form 6-K are expressly incorporated by reference into this report and are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of Avalon Rare Metals Inc. (File No. 333-190771), as amended or supplemented

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVALON RARE METALS INC.

Date: January 14, 2015	/s/ R. James Andersen
R. James Andersen
Chief Financial Officer and VP Finance

EXHIBIT INDEX

Exhibit
Number	Description
99.1	Interim Financial Statements for the period ended November 30, 2014
99.2	Management’s Discussion and Analysis for the period ended November 30, 2014
99.3	Consent of D. Bubar
99.4	Consent of W. Mercer
99.5	Consent of D. Marsh
99.6	Consent of D. Hains
99.7	Consent of Hains Engineering Company Limited
99.8	Certificate of CEO
99.9	Certificate of CFO